

SCIENTIFIC TECHNOLOGIES INCORPORATED
6550 Dumbarton Circle
® Fremont CA 94555-3605 USA

Tel: 510·608-3400
Fax: 510·744-1440
www.sti.com   Nasdaq: STIZ

TÜV ESSEN ISO 9001 Certified

P R E S S   R E L E A S E

Company Contact:
Richard O. Faria
Chief Financial Officer
(510) 608-3410
Dick_Faria@STI.com

FOR IMMEDIATE RELEASE

SCIENTIFIC TECHNOLOGIES INC.
REPORTS FOURTH QUARTER AND YEAR 2003 RESULTS

Fourth Quarter Profits Up 100%, Sales for the Year Increase 8%

FREMONT, CALIFORNIA, March 15, 2004...**SCIENTIFIC TECHNOLOGIES INCORPORATED (NASDAQ:STIZ**) A leading North American provider of automation safeguarding technology announced today the results of operations for the quarter and year ended December 31, 2003. Sales for the fourth quarter of 2003 were $14,260,000, compared to sales of $14,115,000 recorded for the same quarter of 2002. Net income for the fourth quarter of 2003 increased 100% to $376,000, or $.04 per basic and diluted share, compared to net income of $188,000, or $.02 per basic and diluted share, for the fourth quarter of 2002.

Sales for the year ended December 31, 2003 were $55,494,000, an 8% increase over sales of $51,207,000 recorded in 2002. Net income for the year 2003 was $428,000, or $.04 per basic and diluted share, compared to net income of $472,000, or $.05 per basic and diluted share, in 2002.

Commenting on the results, Joseph J. Lazzara, President and Chief Executive Officer stated, "During 2003, in a sluggish economy, we increased sales by 8%. In addition, our 2003 earnings were negatively impacted by approximately $300,000 of expenses associated with the consolidation of our Tulare, California operations into our facility in Logan, Utah. We were also able to keep our fourth quarter operating expenses below the fourth quarter of 2002, as well as below the second and third quarters of 2003, making the fourth quarter of 2003 our most profitable since the first quarter of 2001."

Fourth Quarter Highlights

Items of interest for the fourth quarter included:

- STI announced the addition of 21 new safety relay modules to its already-diverse relay product line. Included in these new products are: the safety monitoring relays, multi-input safety monitoring relays, safety relays with delayed outputs, two-hand controls, expansion units, and stop motion sensing units. The multi-input safety monitoring relays can be used with a wide variety of safety products, including e-stops, interlock switches, two-hand control buttons, safety mats, and light curtains. The depth and versatility of these new relay products enables them to be suitable in a wide range of safety automation applications.

- STI introduced the Data Dolphin, a series of data gathering and logging products, which serve as a collection point for data generated by STI measuring sensors such as level, pressure, flow, and position. The Data Dolphin also may be interfaced to customer supplied analytical or measuring sensors. The data, once gathered, can be mathematically manipulated, compared, stored, and distributed to central "server" locations by means of wired or wireless communications. Applications for the Data Dolphin include: remote monitoring of fishing fleets, rail cars, aquatic farming, chemical inventories, environmental sites, municipal water quality and remote monitoring of water and wastewater flows.

- We introduced and commenced deliveries of the new T4012 Series universal safety interlock switch. The T4012 Series features a compact, glass-filled thermoplastic housing, making them a good choice for use in mechanical machine guarding applications, such as found in the plastics, metalworking, automotive and packaging industries. The NEMA 6 enclosure provides protection in water washdown environments, and for the most demanding applications, an optional stainless steel guide is available. When used with the stainless steel actuator, these switches are designed for a minimum of two million actuations.

About Scientific Technologies Inc.

Scientific Technologies, Inc. (STI) is a North American leading provider of automation safeguarding products through its Safety Products Group. STI's safety products are used to protect workers around machinery, automated equipment and industrial robots. Our products serve a wide variety of applications and markets, including semiconductor, automotive, electronics manufacturing, packaging and consumer markets. Our web site is located at www.sti.com.

STI's Automation Products Group serves the factory automation, semiconductor, transportation, oil and gas, consumer and food processing industries with a diversified offering of sensing technologies. Products include level, flow, pressure sensing, positioning transducers, vehicle separation, profiling and ultrasonic sensors and controls. Further information is available at the Group's web sites: www.automationsensors.com, and www.stiscanners.com.

With headquarters in Fremont, California, STI was founded over 30 years ago and employs over 360 people. STI has been selected twice by Forbes and three times by Business Week as one of the "world's best small companies."

SCIENTIFIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

Condensed Consolidated Income Statement
(Amounts in thousands except earnings per share)

	(Unaudited) Three months ended December 31,		Twelve months ended December 31,	
	2003	2002	2003	2002
Sales	$14,260	$14,115	$55,494	$51,207
Cost of sales	8,202	8,152	32,462	29,000
Gross margin	6,058	5,963	23,032	22,207
Operating expenses	5,595	5,669	22,535	21,463
Operating income (loss)	463	294	497	744
Interest and other income	144	9	193	17
Income (loss) before taxes	607	303	690	761
Provision for (benefit) from income taxes	231	115	262	289
Net income (loss)	$ 376	$ 188	$ 428	$ 472
Basic and diluted net income (loss) per share	$ .04	$ .02	$ .04	$ .05
Shares used to compute income (loss) per share	9,734	9,739	9,732	9,698

Condensed Consolidated Balance Sheet
(Amounts in thousands)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and short-term investments	$ 2,312	$ 2,620
Receivables	8,139	7,636
Inventories	9,281	8,719
Other current assets	3,887	3,599
Total current assets	23,619	22,574
Property, plant and equipment, net	3,740	3,725
Intangible assets and other noncurrent assets	10,320	11,593
Total assets	$37,679	$37,892
Liabilities and stockholders' equity		
Current liabilities:		
Trade payables	$ 2,758	$ 2,942
Current portion, capital lease	68	60
Accrued expenses	3,267	2,836
Total current liabilities	6,093	5,838
Capital lease	164	240
Long-term tax liability	1,134	2,064
Total liabilities	7,391	8,142
Stockholders' equity	30,288	29,750
Total liabilities and stockholders' equity	$37,679	$37,892

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